

10030139

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 27030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waddell & Reed, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Ave.
(No. and Street)

Overland Park	KS	66202-4200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Schieber 913-236-1980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Ste 160	Kansas City	MO	64106-2170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Schieber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waddell & Reed, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. Vice President/Controller

Title

Notary Public MCE 09/16/11



CATHERINE R. MORRIS
NOTARY PUBLIC
STATE OF KANSAS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

SEC Mail Processing
Section
APR 09 2010
Washington, DC
110

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors
Waddell & Reed, Inc.
Kansas City, Missouri:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Waddell & Reed, Inc. (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (check copy), noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules provided by management which reconciled to the Statement of Income (Loss) Schedule and SIPC-6 Schedule, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2010



WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Financial Statements and Supplemental Schedules and
Report on Internal Control as Required by SEC Rule 17a-5

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

SEC Mail Processing
Section



Report of Independent Registered Public Accounting Firm

Washington, DC
110

The Board of Directors
Waddell & Reed, Inc.:

We have audited the accompanying consolidated balance sheet of Waddell & Reed, Inc. and subsidiaries (the Company), a wholly owned subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2009, and the related consolidated statements of operations, changes in stockholder's equity, comprehensive income, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Waddell & Reed, Inc. and subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 25, 2010

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Balance Sheet

December 31, 2009

(In thousands)

Assets		
Cash and cash equivalents	$	100,186
Cash and cash equivalents – restricted		72,453
Investment securities		23,347
Receivables:		
Funds and separate accounts		22,840
Customers and other		169,356
Due from affiliates		13,192
Deferred income taxes		7,759
Prepaid expenses and other current assets		6,383
Total current assets		415,516
Property and equipment, net		64,910
Deferred sales commissions, net		27,596
Deferred income taxes		4,895
Goodwill and identifiable intangible assets		35,095
Other assets		6,379
Total assets	$	554,391
Liabilities and Stockholder's Equity		
Accounts payable	$	21,133
Payable to investment companies for securities		222,168
Accrued compensation		26,907
Due to affiliates		318
Income taxes payable		1,789
Other current liabilities		26,001
Total current liabilities		298,316
Accrued pension and postretirement costs		21,865
Other noncurrent liabilities		16,859
Total liabilities		337,040
Commitments and contingencies (note 15)		
Stockholder's equity:		
Common stock, $1.00 par value. Authorized, issued, and outstanding 1,000 shares		1
Additional paid-in capital		202,881
Retained earnings		34,130
Accumulated other comprehensive loss		(19,661)
Total stockholder's equity		217,351
Total liabilities and stockholder's equity	$	554,391

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Operations

Year ended December 31, 2009

(In thousands)

Revenues:		
Investment management fees	$	180,640
Underwriting and distribution fees		218,311
Shareholder service fees		97,969
Revenue sharing		25,209
Total		522,129
Expenses:		
Underwriting and distribution		239,319
Compensation and related costs (including share based compensation of $26,767)		117,117
General and administrative		13,494
Subadvisory fees		1,540
Depreciation		12,578
Total		384,048
Operating income		138,081
Investment and other income		1,677
Interest expense		(45)
Income before provision for income taxes		139,713
Provision for income taxes		47,661
Net income	$	92,052

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2009

(In thousands)

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholder's equity
	Shares	Amount				
Balance at December 31, 2008	1,000	$ 1	196,446	22,078	(20,559)	197,966
Net income	—	—	—	92,052	—	92,052
Dividends to parent – cash	—	—	—	(80,000)	—	(80,000)
Contributions from parent – other	—	—	3,845	—	—	3,845
Excess tax benefits from share-based payment arrangements	—	—	2,590	—	—	2,590
Unrealized gain on available-for-sale investment securities	—	—	—	—	1,271	1,271
Pension and postretirement benefits	—	—	—	—	(1,223)	(1,223)
Reclassification for amount included in net income	—	—	—	—	850	850
Balance at December 31, 2009	1,000	$ 1	202,881	34,130	(19,661)	217,351

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Comprehensive Income

Year ended December 31, 2009

(In thousands)

Net income	$	92,052
Other comprehensive income:		
Available-for-sale investments:		
Net unrealized appreciation of investments during the year, net of income taxes of $732		1,271
Pension and postretirement benefits:		
Pension and postretirement benefits, net of income taxes of $(913)		(1,223)
Reclassification adjustment for amount included in net income, net of income taxes of $490		850
Comprehensive income	$	92,950

See accompanying notes to consolidated financial statements.

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Cash Flows

Year ended December 31, 2009

(In thousands)

Cash flows from operating activities:		
Net income	$	92,052
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		12,615
Amortization of deferred sales commissions		14,535
Writedown of investment securities		1,340
Excess tax benefits from share-based payment arrangements		(2,590)
Net purchases and sales of trading securities		(276)
Unrealized gain on trading securities		(2,130)
Loss on sale and retirement of property and equipment		42
Capital gains and dividends reinvested		(107)
Deferred income taxes		2,077
Changes in assets and liabilities:		
Cash and cash equivalents – restricted		(25,271)
Receivables from funds and separate accounts		1,333
Other receivables		(115,337)
Due from affiliates, net		(11,375)
Deferred sales commissions		(17,072)
Prepaid expenses and other assets		(287)
Accounts payable		(15,066)
Payable to investment companies for securities		154,320
Accrued compensation		7,240
Income taxes payable		(4,212)
Other liabilities		(5,718)
Net cash provided by operating activities		86,113
Cash flows from investing activities:		
Proceeds from maturities of available-for-sale investment securities		340
Additions to property and equipment		(30,226)
Proceeds from sales of property and equipment		7,624
Net cash used in investing activities		(22,262)
Cash flows from financing activities:		
Dividends to parent		(80,000)
Excess tax benefits from share-based payment arrangements		2,590
Net cash used in financing activities		(77,410)
Net decrease in cash and cash equivalents		(13,559)
Cash and cash equivalents at beginning of year		113,745
Cash and cash equivalents at end of year	$	100,186
Supplemental disclosure for cash flow:		
Cash paid for income taxes (net)	$	49,633

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Waddell & Reed, Inc. (W&R Inc.), a broker-dealer, and subsidiaries (the Company, we, our, and us) derive revenues primarily from investment management, investment product underwriting and distribution, and shareholder services administration provided to the Waddell & Reed Advisors Group of Mutual Funds (the Advisors Funds), Ivy Funds Variable Insurance Portfolios (the Ivy Funds VIP), Ivy Funds, Inc., and the Ivy Funds portfolios (collectively, the Ivy Funds), which are underwritten by an affiliate, and Waddell & Reed InvestEd Portfolios (InvestEd) (collectively, the Funds), and institutional and separately managed accounts. The Funds and the institutional and separately managed accounts operate under various rules and regulations set forth by the United States Securities and Exchange Commission (the SEC). Services to the Funds are provided under investment management agreements that set forth the fees to be charged for these services. The majority of these agreements are subject to annual review and approval by each Fund's board of directors/trustees and shareholders. Our revenues are largely dependent on the total value and composition of assets under management, which include mainly domestic equity securities, but also include debt securities and international equities. Accordingly, fluctuations in financial markets and composition of assets under management can significantly impact revenues and results of operations. The Company is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company. Consolidated financial statements of WDR are available.

The Company's underwriting agreements with the Funds allows the Company the exclusive right to distribute redeemable shares of the Funds on a continuous basis. The Company has entered into a limited number of selling agreements authorizing third parties to offer certain of the Funds. In addition, the Company also receives Rule 12b-1 asset-based service and distribution fees from certain of the Funds for purposes of advertising and marketing the shares of such funds and for providing shareholder-related services. The Company must pay certain costs associated with underwriting and distributing the Funds, including commissions and other compensation paid to financial advisors, sales force management and other marketing personnel, compensation paid to other broker-dealers, plus overhead expenses relating to field offices, sales programs, and the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Funds. The Funds are sold in various classes that are structured in ways that conform to industry standards (i.e., front-end load, back-end load, level-load, and institutional).

The Company operates its investment advisory business and its transfer agency and accounting services business through its primary subsidiaries, Waddell & Reed Investment Management Company and Waddell & Reed Services Company, respectively.

(b) Basis of Presentation and Consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Intercompany transactions and balances are eliminated in consolidation.

The Company has evaluated subsequent events through February 25, 2010, the date that these financial statements were issued and determined there are no other items to disclose.

Pursuant to SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162*, the FASB Accounting Standards Codification (ASC) became the sole source of authoritative U.S. GAAP for interim and annual periods ending after September 15, 2009, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. The Company adopted this standard, now codified as *Generally Accepted Accounting Principles Topic*, ASC 105, during the third quarter of 2009. References to specific accounting standards in the footnotes to our consolidated financial statements have been changed to refer to the appropriate section of the ASC.

(c) Use of Estimates

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the consolidated financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, taxes, valuation of assets, pension and postretirement obligations, and contingencies. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with original or remaining maturities of 90 days or less at the date of purchase to be cash equivalents. Cash and cash equivalents-restricted represents cash held for the benefit of customers segregated in compliance with federal and other regulations. Substantially all cash balances are in excess of federal deposit insurance limits.

(e) Disclosures About Fair Value of Financial Instruments

The fair value of cash and cash equivalents, receivables, and payables approximate carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments.

(f) Investment Securities

Our investment securities are comprised of United States, state and government obligations, corporate debt securities, and investments in affiliated mutual funds. Investments are classified as available-for-sale or trading. W&R Inc. investments are classified as trading. The subsidiaries of W&R Inc. hold only available-for-sale securities. Unrealized holding gains and losses on securities available-for-sale, net of related tax effects, are excluded from earnings until realized and reported as a separate component of comprehensive income. For trading securities, unrealized holding gains and losses, net of related tax effects, are included in earnings. Realized gains and losses are computed using the specific identification method for investment securities, other than mutual funds. For mutual funds, realized gains and losses are computed using the average cost method.

Our available-for-sale investments are reviewed each quarter and adjusted for other than temporary declines in value. We consider factors affecting the issuer and the industry the issuer operates in, general market trends including interest rates, and our ability and intent to hold an investment until it has recovered. Consideration is given to the length of time an investment's market value has been below carrying value and prospects for recovery to carrying value. When a decline in the fair value of equity securities is determined to be other than temporary, the unrealized loss recorded net of tax in other comprehensive income is realized as a charge to net income and a new cost basis is established for financial reporting purposes. Based on a change to *Investments – Debt and Equity Securities Topic*, ASC 320, adopted in 2009, when a decline in the fair value of debt securities is determined to be other than temporary, the amount of the impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If so, the other-than-temporary impairment recognized in earnings is equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If not, the portion of the impairment related to the credit loss is recognized in earnings while the portion of the impairment related to other factors is recognized in other comprehensive income, net of tax.

(g) ***Property and Equipment***

Property and equipment are carried at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization are calculated and recorded using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally five to ten years for furniture, fixtures, data processing equipment, computer software; five to 26 years for equipment and machinery; and up to 15 years for leasehold improvements, which is the lesser of the lease term or expected life.

(h) ***Software Developed for Internal Use***

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with *Intangibles – Goodwill and Other Topic*, ASC 350. Internal costs capitalized are included in "Property and equipment, net" on the consolidated balance sheet, and were $11.1 million as of December 31, 2009. Amortization begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally five to 10 years.

(i) ***Goodwill and Identifiable Intangible Assets***

Goodwill represents the excess of the cost of the Company's investment in the net assets of acquired companies over the fair value of the underlying identifiable net assets at the dates of acquisition. Goodwill is not amortized, but is tested at least annually for impairment.

Identifiable intangible assets with indefinite useful lives are not amortized. Indefinite lived intangible assets represent advisory management contracts for managed assets obtained in acquisitions. We consider these contracts to be indefinite lived intangible assets as they are expected to be renewed without significant cost or modification of terms. We complete an ongoing review of the

recoverability of identifiable intangible assets on an annual basis or more frequently whenever events occur or circumstances change, which would more likely than not reduce their fair value.

Factors that are considered important in determining whether an impairment of goodwill or intangible assets might exist include significant continued underperformance compared to peers, the likelihood of termination or nonrenewal of a mutual fund advisory contract or substantial changes in revenues earned from such contract, significant changes in the business and products, material and ongoing negative industry or economic trends, or other factors specific to each asset or subsidiary being evaluated. Because of the significance of goodwill and other intangible assets to our consolidated balance sheet, any changes in key assumptions about our business or prospects, or changes in market conditions or other externalities, could result in an impairment charge and such a charge could have a material effect on our financial condition and results of operations.

(j) ***Deferred Sales Commissions***

The Company defers certain costs, principally sales commissions and related compensation, that are paid to financial advisors and broker/dealers in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. The costs incurred at the time of the sale of Class B shares are amortized on a straight-line basis over five years, which approximates the expected life of the shareholders' investments. The costs incurred at the time of the sale of Class C shares are amortized on a straight-line basis over 12 months. In addition, the costs incurred at the time of the sale of shares for certain asset allocation products are deferred and amortized on a straight-line basis, not to exceed three years. The Company recovers such costs through Rule 12b-1 and other distribution fees, which are paid on Class B and Class C shares of the Advisor Funds, along with contingent deferred sales charges (CDSC's) paid by shareholders who redeem their shares prior to completion of the required holding period (three years for shares of certain asset allocation products, six years for a Class B share and 12 months for a Class C share). Should the Company lose the ability to recover such sales commissions through distribution fees or CDSC's, the value of these assets would immediately decline, as would future cash flows. The Company periodically reviews the recoverability of the deferred sales commission assets as events or changes in circumstances indicate that the carrying amount may not be recoverable and adjust them accordingly.

(k) ***Revenue Recognition***

We recognize investment management fees as earned over the period in which services are rendered. We charge the Advisors Funds and Ivy Funds VIP daily based upon average daily net assets under management in accordance with investment management agreements between the Advisors Funds and Ivy Funds VIP and the Company. In general, the majority of investment management fees earned from institutional and separate accounts are charged quarterly based upon an average of net assets under management at the end of the months within the quarter in accordance with such agreements.

Underwriting and distribution revenues resulting from the sale of investment products are recognized on the trade date.

We also recognize distribution revenues monthly on certain types of investment products, primarily variable annuity products, which are generally calculated based upon average daily net assets under management.

The Company collects Rule 12b-1 service and distribution fees under distribution and service plan agreements (compensatory and/or reimbursement) with the Advisors Funds and Ivy Funds VIP. The reimbursement plan allows for reimbursement to the Company of certain Rule 12b-1 eligible expenses, not to exceed a maximum of 25 basis points of average daily net assets under management on an annual basis. Rule 12b-1 service and distribution fees are collected for costs related to the distribution and servicing of mutual fund shares such as sales commissions paid to other broker-dealers, advertising, sales brochures, and costs for providing ongoing services to mutual fund shareholders. The compensatory plan allows for payment to the Company of 25 basis points of average daily net assets under management on an annual basis. The Company must engage in activities that are intended to result in the sale of mutual fund shares.

Shareholder service fees are recognized monthly and are calculated based on the number of accounts or assets under management as applicable. Other administrative service fee revenues are recognized as contractual obligations are fulfilled or as services are provided.

Revenue sharing is recognized monthly. In 2009, we initiated a revenue sharing allocation plan with affiliates in which the Company receives 25 basis points on gross sales of assets and 10 basis points on average assets under management for Ivy Funds sold through the proprietary channel. In addition the Company receives revenue for providing accounting, legal, marketing, rent and other services.

(l) ***Advertising and Promotion***

The Company expenses all advertising and promotion costs as incurred. Advertising expense was $1.1 million for the year ended December 31, 2009 and is classified in underwriting and distribution expense on the consolidated statement of operations.

(m) ***Income Taxes***

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate federal income tax returns using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

Income tax expense is based on pre-tax financial accounting income, including adjustment made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by *Income Taxes Topic*, ASC 740. Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax

rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding reduction to income taxes payable. The excess tax benefits from share-based payments were $2.6 million for 2009.

(2) Investment Securities

Investments at December 31, 2009 are as follows (in thousands):

	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available-for-sale securities:				
Mortgage-backed securities	$ 11	1	—	12
Municipal bonds	4,959	—	(286)	4,673
Affiliated mutual funds	4,410	1,111	(30)	5,491
Total available-for-sale securities	$ 9,380	1,112	(316)	10,176
Trading securities:				
Mortgage-backed securities				107
Municipal bonds				478
Corporate bonds				94
Common stock				30
Affiliated mutual funds				12,462
Total trading securities				13,171
Total investment securities				$ 23,347

A summary of available-for-sale securities with fair values below carrying values at December 31, 2009 is as follows (in thousands):

	Less than 12 months		12 months or longer		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Municipal bonds	$ 3,843	(125)	830	(161)	4,673	(286)
Affiliated mutual funds	—	—	220	(30)	220	(30)
Total temporarily impaired securities	$ 3,843	(125)	1,050	(191)	4,893	(316)

Based upon our assessment of the available-for-sale investment securities with unrealized depreciation at December 31, 2009, the timeframe investments have been in a loss position, our intent to hold such securities until they have recovered, and our history of holding bonds until maturity, we determined that a write-down was not appropriate at this time.

During the first quarter of 2009, we recorded a pre-tax charge of $1.3 million to reflect the "other than temporary" decline in value of certain of the Company's investments in affiliated mutual funds as the fair value of these investments had been below cost for an extended period. This charge is recorded in "Investment and other income" in the consolidated statement of operations for 2009.

Mortgage-backed securities and municipal bonds accounted for as available-for-sale as of December 31, 2009 mature as follows (in thousands):

		Amortized cost	Fair value
After one year but within ten years	$	3,969	3,843
After ten years		1,001	842
	$	4,970	4,685

Mortgage-backed securities, municipal bonds and corporate bonds accounted for as trading and held as of December 31, 2009 mature as follows (in thousands):

		Fair value
After one year but within ten years	$	572
After ten years		107
	$	679

We determine the fair value of our investments using broad levels of inputs as defined by related accounting standards:

- Level 1 – Quoted prices in active markets for identical securities
- Level 2 – Other significant observable inputs (including quoted prices in active markets for similar securities)
- Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The following table summarizes our investment securities as of December 31, 2009 that are recognized in our balance sheet using fair value measurements based on the differing levels of inputs:

	Level 1	Level 2	Level 3	Total
Investment securities	$ 17,983	5,364	—	23,347

(3) Goodwill and Identifiable Intangible Assets

Goodwill represents the excess of purchase price over the tangible assets and identifiable intangible assets of acquired business. Our goodwill is not deductible for tax purposes. The activity related to goodwill and identifiable intangible assets (all considered indefinite lived) is summarized as follows (in thousands):

Goodwill	$ 16,514
Accumulated amortization	(8,272)
Total goodwill	8,242
Total identifiable intangible assets	26,853
Total	$ 35,095

Goodwill is not amortized, but instead is reviewed annually and when events or circumstances occur, which indicate that goodwill might be impaired. Impairment of goodwill is tested at the Company's reporting unit level. To determine fair value, our review process uses the income and market approaches. In performing the analysis, we use the best information available under the circumstances, including reasonable and supportable assumptions and projections. If the carrying amount of the reporting unit exceeds its implied fair value, goodwill is considered impaired, and a second step is performed to measure the amount of impairment loss, if any.

The Company has recognized total goodwill charges of $27.2 million, all related to Austin Calvert & Flavin, Inc. (ACF), since its adoption of the *Intangibles – Goodwill and Other Topic*, ASC 350 in 2002 (see note 6).

Identifiable intangible assets are mutual fund management advisory contracts (all considered indefinite lived) with a carrying value at December 31, 2009 of $26.9 million.

(4) Property and Equipment

A summary of property and equipment at December 31, 2009 is as follows (in thousands):

			Estimated useful lives
Furniture and fixtures	$	27,452	5 – 10 years
Data processing equipment		17,872	5 – 10 years
Computer software		52,988	5 – 10 years
Equipment and machinery		16,496	5 – 26 years
Leasehold improvements		17,647	1 – 15 years
Property and equipment, at cost		132,455	
Accumulated depreciation		(67,545)	
Property and equipment, net	$	64,910	

At December 31, 2009, we have property and equipment under capital lease with a cost of $1,032,000 and accumulated depreciation of $328,000.

(5) Restructuring

In 2008, we initiated a restructuring plan to reduce our operating costs. We completed the restructuring by December 31, 2008, which included a voluntary separation of employees and the termination of various projects under development. We recorded a pre-tax restructuring charge in 2008 of $12.4 million, consisting of employee compensation and other benefit costs, $453 thousand for accelerated vesting of nonvested stock, and $717 thousand in project development costs, including $500 thousand for the early termination of a contract.

The activity in the accrued restructuring liability is summarized as follows (in thousands):

		Accrued liability as of December 31, 2008	Cash payments	Noncash settlements and other	Accrued liability as of December 31, 2009
Employee compensation and other benefits	$	10,799	(8,135)	(246)	2,418
Contract termination and project development costs		500	—	—	500
Employee compensation and other benefits	$	11,299	(8,135)	(246)	2,918

We expect the remaining restructuring costs to be paid out in 2010. The restructuring liability of $2.9 million is included in "other current liabilities" in the consolidated balance sheet.

(Continued)

(6) Sale of Austin, Calvert & Flavin, Inc.

On July 15, 2009, the Company completed the sale of its wholly owned subsidiary, ACF pursuant to a stock purchase agreement dated June 26, 2009. The agreement includes an earnout provision based on a percentage of revenues on existing accounts over the three-year period subsequent to the closing date. Prior to the closing date, ACF had 10 employees and assets under management of $488.0 million.

We recorded charges for severance and other transaction costs of $1.1 million in connection with the divestiture of our investment in ACF in 2009, which are included in "general and administrative" expenses in the consolidated statement of income.

For tax purposes, this sale resulted in a capital loss of $28.1 million, which will generate future tax benefits available to offset potential future and prior period capital gains. Due to the character of the loss and the limited carryforward period permitted by law, the Company may not realize the full tax benefit of the capital loss. We recorded tax benefits in 2009 of $3.6 million. Of this amount, $1.6 million relates to carrying back a portion of the capital loss to fully offset capital gains generated during the applicable three-year carryback period. The remaining $2.0 million tax benefit relates to utilizing capital losses to offset capital gains generated during 2009.

(7) Income Taxes

The provision for income taxes for the year ended December 31, 2009 consists of the following (in thousands):

Currently payable:		
Federal	$	42,544
State		3,585
		46,129
Deferred taxes		1,532
Provision for income taxes	$	47,661

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

Statutory federal income tax rate	35.0%
State income taxes, net of federal tax benefits	1.7
State tax incentives	(0.7)
Sale of subsidiary	(7.0)
Valuation allowance	4.7
Other items	0.4
Effective income tax rate	34.1%

(Continued)

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2009 is presented as follows (in thousands):

Deferred tax liabilities:		
Deferred sales commissions	$	(281)
Property and equipment		(10,986)
Benefit plans		(4,719)
Purchase of fund assets		(4,245)
Prepaid expenses		(1,494)
Total gross deferred liabilities		(21,725)
Deferred tax assets:		
Capital loss carryforward		6,264
Additional pension and post retirement liability		11,769
Accrued expenses		8,188
Nonvested stock		11,077
State net operating loss carryforwards		3,899
Federal benefit on state liabilities		2,138
Unrealized losses on investment securities		201
Unused state tax credits		1,002
Other		240
Total gross deferred assets		44,778
Valuation allowance		(10,399)
Net deferred tax asset	$	12,654

During 2009, the Company sold a subsidiary, which generated a capital loss available for offsetting potential future and prior period capital gains. Due to the character of the loss and the limited carryforward period permitted by law, the Company may not realize the full tax benefit of the capital loss. The deferred tax asset, net of federal tax effect, relating to the capital losses as of December 31, 2009 is approximately $6.3 million. The capital loss carryforward, if not utilized, will expire in 2014. As of December 31, 2009, other net deferred tax assets which are capital in nature are approximately $0.3 million. Management believes it is not more likely than not that the Company will generate sufficient future capital gains to realize the full benefit of these capital losses and accordingly, a valuation allowance in the amount of $6.6 million has been recorded at December 31, 2009.

As of December 31, 2009, the Company has net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $3.9 million at December 31, 2009. The carryforwards, if not utilized, will expire between 2010 and 2029. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of the net operating loss carryforwards, and accordingly, a valuation allowance in the amount of $3.8 million has been established

(Continued)

at December 31, 2009. The Company has state tax credits of $1.0 million as of December 31, 2009 that can be utilized in future tax years. These credits will expire between 2018 and 2029 if not utilized. The Company anticipates these credits will be fully utilized prior to their expiration dates.

As of December 31, 2009, the Company had unrecognized tax benefits, including penalties and interest, of $6.9 million ($4.7 million net of federal benefit) that, if recognized, would impact the Company's effective tax rate. As of December 31, 2008, the Company had unrecognized tax benefits, including penalties and interest, of $5.2 million ($3.6 million net of federal benefit) that, if recognized, would impact the Company's effective tax rate. The unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities in the accompanying balance sheet; unrecognized tax benefits that are expected to be settled within the next 12 months are included in income taxes payable.

The Company's historical accounting policy with respect to interest and penalties related to tax uncertainties has been to classify these amounts as income taxes, and the Company continued this classification upon the adoption of *Income Taxes Topic*, ASC 740. As of January 1, 2009, the total amount of accrued interest and penalties related to uncertain tax positions included in the consolidated balance sheet was $1.7 million ($1.4 million net of federal benefit). The total amount of penalties and interest, net of federal benefit, related to tax uncertainties recognized in the statement of income for the year ended December 31, 2009 was $300,000. The total amount of accrued penalties and interest related to uncertain tax positions at December 31, 2009 of $2.1 million ($1.7 million net of federal benefit) is included in the total unrecognized tax benefits described above.

The following table summarizes the Company's reconciliation of unrecognized tax benefits (excluding penalties and interest) for the year ended December 31, 2009 (in thousands):

		Unrecognized tax benefits
Balance at January 1, 2009	$	3,511
Increases during the year:		
Gross increases – tax positions in prior period		1,010
Gross increases – current – period tax positions		425
Decreases during the year:		
Decreases due to settlements with taxing authorities		(1)
Decreases due to lapse of statute of limitations		(225)
Balance at December 31, 2009	$	4,720

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. In 2009, the Company settled three open tax years that were

undergoing audit by a state jurisdiction in which the Company operates. The 2006, 2007, and 2008 federal income tax returns are the only open tax years that remain subject to potential future audit. The 2005 federal tax year also remains open to a limited extent due to a capital loss carryback claim. State income tax returns for all tax years after 2005 and, in certain states, income tax returns for 2005 are subject to potential future audit by tax authorities in the Company's major state jurisdictions.

The Company is currently under audit in three other state jurisdictions. It is reasonably possible that the Company will settle the audits in these jurisdictions within the next 12-month period. It is estimated that the Company's *Income Taxes Topic*, ASC 740 liability could decrease by approximately $1.8 million to $3.2 million ($1.2 to $2.1 million net of federal benefit) upon settlement of these audits. Such settlements are not anticipated to have a significant impact on reported income.

(8) Pension Plan and Postretirement Benefits Other Than Pensions

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final 10 years of employment. WDR allocates pension expense to the Company for the Plan. Such costs for 2009 were $6.5 million.

The total projected benefit obligation of the Plan is $111.0 million, of which $94.9 million relates to the Company. The total pension benefits liability (representing the projected benefit obligation in excess of the pension plan assets) recorded on the balance sheet of WDR at December 31, 2009 is $19.4 million, of which $16.6 million relates to our Company.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that covers substantially all employees including Waddell & Reed advisors. The medical plan is contributory with retiree contributions adjusted annually. All contributions to the medical plan are voluntary as it is not funded and is not subject to any minimum regulatory funding requirements. The contributions for each year represent claims paid for medical expenses. Net accrued medical plan costs in the amount of $5.9 million are recorded on the balance sheet of WDR at December 31, 2009, of which $5.5 million relates to our Company. Of the Company's total liability at December 31, 2009, $231,000 is included in other current liabilities, while the remainder is long term in nature. During 2009, WDR allocated $694,000 of expense to the Company for the medical plan.

(9) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2009 were $1.3 million.

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.0 to 1.0. A broker/dealer may elect to not be subject to the Aggregate

(Continued)

Indebtedness Standard of paragraph (a)(1)(i) of Rule 15c3-1, in which case net capital must exceed the greater of $250 thousand or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for broker/dealers. Our Company made this election and is not subject to the aggregate indebtedness ratio as of December 31, 2009. At December 31, 2009, the Company had net capital of $21.6 million that was $21.3 million in excess of its required net capital of $250,000. The primary difference between net capital and stockholder's equity are the nonallowable assets that are excluded from net capital. See schedule I for additional information regarding net capital.

(11) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Nonvested stock awards are valued on the date of grant, have no purchase price and vest over four years in 33 ⅓% increments on the second, third and fourth anniversaries of the grant date. Under the parent company's stock plans, shares of nonvested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. The Company pays the Parent for expense related to these awards. For the year ended December 31, 2009, the Company recorded share-based compensation expense totaling $26.8 million that is included in compensation and related costs in the statement of operations.

(12) Rental Expense and Lease Commitments

The Company leases home office buildings, certain sales, and other office space and equipment under long-term operating leases. Rent expense for the year ended December 31, 2009 was $20.5 million. Future minimum rental commitments under noncancelable operating leases are as follows (in thousands):

2010	$	16,797
2011		14,237
2012		11,890
2013		7,322
2014		4,152
Thereafter		9,147
	$	63,545

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be less than those in 2009.

(13) Transactions with Related Parties

The current amounts due from affiliates at December 31, 2009 includes noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products. The current amounts due to affiliates at December 31, 2009 include amounts due for administrative and other services.

(Continued)

In 2009, we initiated a revenue sharing allocation plan with affiliates in which the Company receives 25 basis points on gross sales of assets and 10 basis points on average assets under management for Ivy Funds sold through the proprietary channel. In addition the Company receives revenue for providing accounting, legal, marketing, rent and other services. Accordingly, during 2009, the Company recorded $1.2 million in from the gross sales of assets, $4.0 million from average assets under management and $19.9 million for services provided.

The amount classified as income tax payable at December 31, 2009 consists entirely of amounts due to WDR for tax allocations.

The Company earns point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds by the Company's licensed financial advisors. Accordingly, during 2009, the Company recorded $23.5 million in revenues from the sale of Ivy Funds.

The Company compensates affiliates for point of sale commissions and Rule 12b-1 fees on sales of the Advisor Funds by the affiliates. The Company recorded $465,000 for these charges for 2009. As described in note 1 a portion of these charges were capitalized as deferred sales commissions.

The Company received a $3.8 million contribution from WDR during the year for assets and liabilities transferred to the Company due to restructuring of our corporate entities as a result of a transfer pricing update.

(14) Subsidiaries not Consolidated in the Company's FOCUS Report Form X-17A-5

The statement of financial condition of the Company filed in accordance with instructions to FOCUS Form X-17A-5 Part II for the year ended December 31, 2009 was not consolidated with its subsidiaries. The condensed combined statement of assets and liabilities of the Company's subsidiaries at December 31, 2009 that were not consolidated in the December 31, 2009 FOCUS Form X-17A-5 Part II statement of financial condition is presented as follows (in thousands):

Assets:		
Cash	$	45,292
Receivables and prepaids		45,205
Investment securities		10,176
Property and equipment, net		35,816
Goodwill and intangible assets, net		26,853
Deferred income taxes		6,405
Other assets		341
		170,088
Liabilities:		
Other liabilities		67,031
Current income taxes		529
		67,560
Company equity in net assets	$	102,528

(15) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to the business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and on the results of operations in a particular quarter or year.

Michael E. Taylor, Kenneth B. Young, individuals, on behalf of themselves individually and on behalf of others similarly situated v. Waddell & Reed, Inc., a Delaware Corporation; Waddell & Reed Financial, Inc., a Delaware Corporation; Waddell & Reed Development, Inc., a Delaware Corporation; Waddell & Reed Financial Advisors, a fictitious business name; and DOES 1 through 10 inclusive; Case No. 09-CV-2909 DMS WVG; in the United States District Court for the Southern District of California.

In an action filed December 28, 2009, the Company, along with various of its affiliates, were sued in an individual action, class action and Fair Labor Standards Act (FLSA) nationwide collective action by two former advisors asserting misclassification of financial advisers as independent contractors. Plaintiffs assert claims under the FLSA for minimum wages and overtime wages, and under California Labor Code Statutes for timely pay wages, minimum wages, overtime compensation, meal periods, reimbursement of losses and business expenses and itemized wage statements and a claim for Unfair Business Practices under §17200 of the California Business & Professions Code. Plaintiffs seek declaratory and injunctive relief and monetary damages. As yet, no responsive pleading has been filed, but the Company intends to vigorously contest plaintiffs' claims.

In the opinion of management, the ultimate resolution and outcome of this matter is uncertain. At this stage of the litigation, the Company is unable to estimate the expense or exposure, if any, that it may represent. The ultimate resolution of this matter, or an adverse determination against the Company, could have a material adverse impact on the financial position and results of operations of the Company. However, this possible impact is unknown and not reasonably determinable; therefore, no liability has been recorded in the consolidated financial statements.

Schedule I

WADDELL & REED, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Computation of Net Capital Requirement – Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

(In thousands)

Total stockholder's equity per balance sheet	$	217,351
Additions to capital – deferred tax adjustment		13,543
Total stockholder's equity for computation of net capital		230,894
Nonallowable assets, including equity in subsidiaries		(206,641)
Haircuts on securities		(2,674)
Net capital		21,579
Minimum net capital requirement		250
Excess of net capital over minimum net capital requirement	$	21,329
Aggregate indebtedness	$	268,119
Ratio aggregate indebtedness to net capital		N/A

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying independent auditors' report.

Schedule III

WADDELL & REED, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Information for Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Company did not have any customers' fully paid securities and excess margin securities that were not in the Company's possession or control as of December 31, 2009 for which instructions to reduce to possession or control had been issued as of December 31, 2009, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company also did not have any customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2009, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying independent auditors' report.

Schedule IV

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Reconciliation of Total Assets Included in the December 31, 2009
Audited Financial Statements and Total Assets Included in the
Unaudited December 31, 2009 FOCUS Report

(In thousands)

Total assets per the 2009 FOCUS Report	$	499,013
Reclassifications/adjustments		55,378
Total assets per the December 31, 2009 audited consolidated financial statements	$	554,391

See accompanying independent auditors' report.



KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Waddell & Reed, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Waddell & Reed, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Revenue Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's consolidated financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 25, 2010